United States securities and exchange commission logo





                              September 21, 2023

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted September
7, 2023
                                                            CIK No. 0001979610

       Dear Ke Chen:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form F-1 submitted September 7, 2023

       General

   1. We note the risk factor disclosure added on page 36 that you failed to register two lease agreements with the
relevant government authorities. Please provide additional
                                                        information regarding
this failure to register, including specifying the governmental authorities with whom
the leases should have been filed. Please revise the Regulatory
                                                        Permissions section on
page 14 to add disclosure regarding this failure to register and clarify whether this
failure to register impacts the regulatory permissions you have received.
 Ke Chen
FirstName LastNameKe
WF International Ltd. Chen
Comapany 21,
September NameWF
              2023 International Ltd.
September
Page 2    21, 2023 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Richard I. Anslow